November 6, 2006




Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attention:  Larry Spirgel
            Assistant Director
            Mail Stop 3720

                Re:   Leucadia National Corporation
                      Form 10-K for the year ended December 31, 2005 Filed March 8, 2006
                      Form 10-K/A for Fiscal Year Ended December 31, 2005 Filed March 24, 2006
                      Form 10-Q for the Quarter Ended June 30, 2006
                      Filed August 9, 2006
                      File No.: 1-5721

Dear Mr. Spirgel:

Reference is made to your letter of October 27, 2006 (the "October 27, 2006 Letter"). On behalf of Leucadia National Corporation ("Leucadia"), set forth below is each numbered paragraph of the October 27, 2006 Letter followed by the response of Leucadia to each comment contained in the October 27, 2006 Letter. The number of each response corresponds to the number of the comment in your letter.


Form 10-K for the Fiscal Year Ended December 31, 2005
-----------------------------------------------------

1. We understand that you plan to amend your Form 10-K to comply with our prior comments 1, 2 and 3. Please note our further comments below.

              Please see our responses below.

Larry Spirgel
November 6, 2006
Page 2




Parent Company Liquidity, page 30
---------------------------------

2. Please refer to our comments 1 and 2. Tell us why you consider certain non-current investments to be "readily available" to meet your liquidity needs. Include in your response what you mean by "readily available." Also, tell us the reason for the separate liquidity discussion of you and your parent.

            Non-current investments are considered "readily available" if they are publicly traded securities and are not pledged as collateral or held by subsidiaries that are party to agreements which restrict the Company's ability to convert the investments into cash and deploy the cash for any purpose. Such non-current investments are considered available to meet liquidity needs because the Company believes it has the ability to convert the investments into cash in a timely, orderly manner and at a value not materially different from the aggregate carrying value on the balance sheet. The Company believes its definition of liquidity is consistent with Instruction 5 of Item 303(a) of Regulation S-K, and is important for readers of the Company's financial statements to understand that it has the ability to spend significant amounts on new acquisitions and investments without having to incur the time and expense involved with raising capital from other sources.

            The business of the Company is the acquisition, management and operation of disparate businesses and investments and, if the Company considers it appropriate, the disposition of those businesses or investments. Usually, acquisitions do not complement existing operations, and often are in completely new industry sectors. The Parent Company is the holding company for these businesses and investments, and it is not unusual for the components of the Company's continuing operations to change dramatically from one year to the next. The purpose of the Parent Company Liquidity discussion is to identify the funds available to make acquisitions and investments, to report on changes in the make up of the Company's operations and investments during the period, to report on changes in the Parent's outstanding debt and equity securities during the period, and to report on any other event that is material to the Parent Company's liquidity. The Company believes that the Parent Company Liquidity discussion is important to understanding how quickly its underlying operations and investments have changed and could change.

            The purpose of the discussion in Consolidated Liquidity is principally to explain the more significant changes and components in the consolidated statement of cash flows, which was expanded in the Form 10-K/A filed with the Commission on November 3, 2006, and to discuss long-term debt obligations at the Company's subsidiaries.

Larry Spirgel
November 6, 2006
Page 3



3. We note that the Level 3 common stock is subject to a transfer restriction that limits the number of shares the Company can sell on any given day until May 22, 2006. However, we note that you sold all the shares during the first quarter of 2006. Please tell us when and how the restrictions were removed.

            As disclosed on page 30, there were certain exceptions to the transfer restriction, and one of these exceptions included certain block trades. The Level 3 shares were sold pursuant to a permissible block trade during the first quarter of 2006, so there was no need to have any restriction removed. In the Form 10-K/A filed with the Commission on November 3, 2006, the Company has disclosed that certain block trades are not subject to the transfer restriction.

Consolidated Liquidity, page 32
-------------------------------

4.    Refer to your response to prior comments 3, 4 and 5.

      o It is unclear to us how a "decrease in the size of the Company's trading portfolio" impacted your cash flows since all related notes to the financial statements on pages F-22 and F-32 indicate that it is not material. Please advise or revise.

      o Please tell us why the increased cash flow was due to the plastics manufacturing segment's "increased revenues" instead of operating income.

      o Please separately caption proceeds from the SBC funding of WilTel's investing activities.

      o In 2005, you attributed the reduction of long-term debt to a "repayment of $442,500 of debt of operations sold." We note that the 2004 balance of non-current liabilities of discontinued operations was $669 million. Please tell us where the balance of the non-current liabilities is reflected in the statement of cash flows.

                  During 2004, the Company increased its investment in its trading portfolio through its investment in INTL, an investment which is disclosed in footnote 3 on page F-14. This new investment accounts for substantially all of the use of funds for investments classified as trading, net as reflected on the consolidated statement of cash flows for the year ended December 31, 2004. During 2005, the Company's net investment in its trading portfolio (net of liabilities for short positions) declined, even though the Company did not experience material realized or unrealized losses. This resulted from the sales of investments classified as trading.

Larry Spirgel
November 6, 2006
Page 4


                  Increased revenues at the plastics manufacturing segment were the most significant reason for its increased operating income. In the Form 10-K/A filed with the Commission on November 3, 2006, the Company has revised the disclosure to comply with this comment.

                  The proceeds from SBC's funding of WilTel's investing activities were $25,000,000. In the Form 10-K/A filed with the Commission on November 3, 2006, the Company has revised the disclosure to comply with this comment.

                  As of the closing date of the sale of WilTel, the balance of non-current liabilities of discontinued operations that remained with WilTel were acquired by the buyer pursuant to the stock purchase agreement. The transfer of these liabilities did not result in a use of cash; therefore, as a non-cash transaction, it is not directly reflected in the statement of cash flows. The transfer of these liabilities is a component of the gain on disposal and therefore is included in net income; however, the entire gain on disposal was deducted from net income to arrive at net cash provided by operating activities.

Consolidated Balance Sheets, page F-3
-------------------------------------

5. Please refer to prior comment 6. Please confirm to us that the inventory costs included in your cost of sales are not material. Otherwise, disclose your accounting policy for inventories.

                  Although the book value of manufacturing inventories has not been material to current assets as of the balance sheet dates, the inventory component of cost of sales is significant in relation to cost of sales. Manufacturing inventories are stated at the lower of cost or market, with cost determined under the first-in-first-out method. The Company will disclose its inventory accounting policy in its Annual Report on Form 10-K for the year ended December 31, 2006.

Note 5. Discontinued Operations, page F-19
------------------------------------------

6. Please refer to prior comments 8 and 9. Based on your textual disclosures, it is unclear to us how you calculated the gain from discontinued operations which was material to your income statement. As required in paragraph 47(a) of SFAS 144, and further explained in paragraph B119, please separately present the carrying amount of the major classes of assets and liabilities included as part of a disposal group in the financial statements that cover the period in which it is sold and disclose the related proceeds and/or consideration. Additionally, please disclose parenthetically the related income taxes attributed to the income and gain from discontinued operations.

Larry Spirgel
November 6, 2006
Page 5


                  With respect to WilTel, the second paragraph of footnote 5 on page F-19 identifies and quantifies all of the components of the gain except for the net book value of the assets sold and expenses, which can be calculated from the information presented. As of the closing date, the net book value of the WilTel assets sold plus expenses aggregated $689,300,000. The other component of the 2005 gain on disposal of discontinued operations relates to the sale of the Waikiki Beach hotel, which is disclosed in footnote 5 on page F-20. With respect to the Waikiki Beach hotel, the selling price, net cash received at closing and the gain are disclosed; the net book value of the assets sold can be calculated from the information presented. As of the closing date, the book value of the Waikiki Beach assets sold plus expenses aggregated $38,500,000. The Company believes that its disclosure of the components of the gain on disposal of discontinued operations and the related proceeds and/or consideration is adequate.

                  The Company did not have any assets or liabilities on its 2005 balance sheet that were classified as held for sale or discontinued operations. With respect to WilTel, the Company reclassified its 2004 balance sheet to deconsolidate WilTel's balance sheet accounts into four categories that are reflected directly on the face of the consolidated balance sheet, current and non-currents assets and liabilities. The Company disclosed the reclassification and its reason for doing so in footnote 1 on page F-9. As previously discussed in response to prior comment 8, the Company believes that the assets and liabilities of the Waikiki Beach hotel are not material as of December 31, 2004 and that no additional disclosure is needed.

                  The Company did consider the requirements of paragraph 47(a) of FAS 144 as further explained in paragraph B119. The Company deconsolidated WilTel's balance sheet as of December 31, 2004 because WilTel's balance sheet accounts were material to the Company, and absent a deconsolidation a meaningful comparison of the Company's 2005 and 2004 balance sheets would not have been possible. However, since WilTel was sold prior to December 31, 2005, the Company does not believe a further breakdown of these four asset categories as of December 31, 2004 was material or meaningful. The Company also notes that since WilTel was never classified as an asset held for sale, the importance of segregating assets measured on different methods of accounting referred to in paragraph B119 is not applicable. The Company believes that its disclosure of the December 31, 2004 assets and liabilities of discontinued operations is adequate.

                  Income taxes related to income from discontinued operations is disclosed in footnote 5 on page F-21 and are not material for any period. Income taxes related to gain on disposal of discontinued operations are zero for 2005 and not material for other periods. Please see the response to comment 9 below for a discussion of the related income taxes attributed to the

Larry Spirgel
November 6, 2006
Page 6


                  income and gain from discontinued operations for 2005. In future filings with the Commission, the Company will parenthetically disclose the after-tax gains related to discontinued operations immediately next to its disclosure of pre-tax gains.

7.    Please refer to prior comments 11 and 12.

      o It is unclear to us how the WilTel facility was accounted for in the balance sheet. If it is currently for sale, tell us why it is not reported separately as an asset held for sale. Refer to paragraphs 30 and 46 of FAS 144.

      o Tell us your consideration of paragraphs 30(e) and B76 of FAS 144 in determining the carrying amount of the WilTel facility.

                  As disclosed in footnote 5 on page F-19, the WilTel headquarters facility is classified with other assets in the Company's consolidated balance sheet, along with its other real estate investments. As disclosed in footnote 5 on page F-20, the Company believes it will take at least two years before the facility can be sold; accordingly the Company concluded that the WilTel facility did not meet the criteria specified in paragraph 30(d) of FAS 144 for held for sale classification (expectation for a completed sale within one year). In addition, had the facility met the criteria for held for sale classification, the carrying amount is not material to non-current assets or total assets.

                  Since the facility does not meet all of the criteria specified in paragraph 30(d) of FAS 144 for held for sale classification, the Company did not consider paragraphs 30(e) and B76 of FAS 144 in determining the carrying amount of the facility. The Company used the expected present value technique referenced in paragraph 23 of FAS 144 to determine the fair value of the facility. In making that determination, the Company developed multiple cash flow scenarios reflecting a range of possible selling prices, including the current asking price of $80,000,000.

Note 7. Trade, Notes and Other Receivables, Net, page F-26
----------------------------------------------------------

8. Please refer to prior comment 15. Tell us why it is appropriate to present the $236 million settlement in continuing operations. Also, please confirm to us that the revenues from SBC's minimum purchase commitment are included in discontinued operations. If not, tell us why it is appropriate to present these revenues in continuing operations.

                  The revenues from SBC's minimum purchase commitment are included in discontinued operations. The income resulting from the $236,000,000 SBC settlement is also included in discontinued operations, for the reasons disclosed in our

Larry Spirgel
November 6, 2006
Page 7


                  response to prior comment 15. The December 31, 2005 balance of the SBC receivable that was not yet paid ($198,500,000) is classified as an asset of continuing operations since it is payable to WilTel's immediate parent company, was not an asset purchased by Level 3 and is not an asset held for sale.

Note 16. Income Taxes, page F-34
--------------------------------

9. Refer to your disclosure in the Form 10-Q for the fiscal quarter ended June 30, 2005 in which you stated that your estimate of future taxable income . . . "incorporated the assumptions used by WilTel for its impairment analysis (updated for the new SBC agreements). . . If the Company realizes . . . its ability to generate future taxable income necessary to realize a portion of the deferred tax asset is materially reduced, additions to the valuation allowance could be recorded."

      o Considering that a significant portion of your tax projections appeared to have been premised on income streams from WilTel, please tell us if your conclusions changed following the sale of WilTel and whether additional valuation allowances were warranted as of the 2005 balance sheet date and the interim periods thereafter. If not, tell us why.

      o If you utilized some portion of your deferred tax asset in 2005 to offset taxable income arising from WilTel's SBC arrangements, tell us why you did not allocate some portion of the tax benefit (from the reversal of the valuation allowance) towards income from discontinued operations.

                  The Company did not change its conclusions about its ability to realize the deferred tax asset as of the 2005 balance sheet date or during subsequent interim periods. After the sale of WilTel closed, WilTel's future taxable income that was included in the Company's taxable income projections was removed from its consolidated taxable income estimate; however, such future amounts were offset by other changes in projected taxable income, including the projected taxable income expected to be generated from investment of the sales proceeds received from Level 3. At December 31, 2005 and at subsequent interim balance sheet dates, the Company has assessed the differences between its actual and expected earnings and changes in its operations in order to determine if the magnitude of future taxable income had materially changed. To date the Company's projection of future taxable income has not materially changed.

                  The Company did allocate a portion of the reversal of the valuation allowance to income from discontinued operations in 2005, in an amount equal to the tax provision that would have been charged to discontinued operations had there been no reversal of the valuation allowance. This resulted in the booking of a net tax provision of zero against the gain on

Larry Spirgel
November 6, 2006
Page 8



                  disposal of discontinued operations. The after tax gain for this caption as shown on the face of the consolidated statement of operations is the same as the sum of the individual pre-tax gains disclosed for each transaction in footnote 5. With respect to the operating results of discontinued operations prior to the sale, footnote 5 contains a table showing a tax provision of $11,000 for the 2005 period, representing currently payable state income taxes.



Form 10-Q for Fiscal Quarter Ended June 30, 2006
------------------------------------------------

Note 10, page 11
----------------

10. Please refer to prior comment 27. Tell us the nature and significant terms of the underlying insurance contracts for which you pay variable insurance premiums as they relate to the WilTel defined benefit pension plan. Refer to paragraphs 5 and 7 of SFAS 88.

                  There are no insurance contracts that the Company or the defined benefit pension plan has entered into. The variable insurance premiums referred to in the response to prior comment 27 are variable insurance premiums charged by the Pension Benefit Guaranty Corporation to certain employee benefit plans. Generally, the more underfunded a plan is the higher the charge from this government agency. The Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006 will describe these premiums as government charged variable insurance premiums.


If you have any further questions or desire any additional information please contact the undersigned at 212-460-1932.



                                        Very truly yours,

                                        /s/ Joseph A. Orlando

                                        Joseph A. Orlando
                                        Vice President & Chief Financial Officer


cc:  Kathryn Jacobson, Staff Accountant
     Dean Suehiro, Senior Staff Accountant